Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with Centogene N.V.’s unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021 included as Exhibit 99.2 to this report on Form 6-K. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto included in our annual report for the year ended December 31, 2021 on Form 20-F, filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended, on March 31, 2022 (the “Annual Report”).

Unless otherwise indicated or the context otherwise requires, all references to “Centogene N.V.” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Centogene N.V. and its subsidiaries.

The following discussion is based on our financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions.

This discussion and analysis is dated as of July 15, 2022.

Overview

We are a commercial-stage company with our core businesses focused on rare diseases that transforms real-world clinical and genetic or other data into actionable information for patients, physicians and pharmaceutical companies. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our knowledge of the global rare disease market, including epidemiological and clinical data and innovative biomarkers. Our platform includes multiomic data (such as epidemiologic, phenotypic and genetic and other data) that reflects a global population, and also a biobank of these patients’ blood samples. We believe this represents the only platform that comprehensively analyzes multi-level data to improve the understanding of rare hereditary diseases, which can aid in the identification of patients and improve our pharmaceutical partners’ ability to bring orphan drugs to the market.

We have identified two reportable segments in the three months ended March 31, 2022:

●	Pharmaceutical. Our pharmaceutical solutions provide a variety of services to our pharmaceutical partners, including target discovery, early patient recruitment and identification, epidemiological insights, biomarker discovery and patient monitoring. Our information platforms, access to rare disease patients and their biomaterials, and ability to develop proprietary technologies and biomarkers enable us to provide services to our pharmaceutical partners in all phases of the drug development process as well as post-commercialization. Revenues from our pharmaceutical segment are generated primarily from collaboration agreements with our pharmaceutical partners. In addition, we have a variety of biomarker programs, and we are also pursuing a multi-omics approach, with a focus on genomics using next generation sequencing as well as the metabolome, to enhance diagnostic yields beyond genetic sequencing and testing and build a biomarker discovery pipeline for rare diseases. Our novel approach in metabolomics includes a tandem mass spectrometry methodology and artificial intelligence and, combined with the large volume of datasets in our global rare disease platform, has demonstrated value by enhancing diagnostic information and contributing to our biomarker pipeline. Such and other biomarker candidates are then further validated and optimized in epidemiological clinical trials.

●	Diagnostics. Our diagnostics segment provides genome, exome and targeted genetic sequencing, testing and interpretation as well as other diagnostics services to our clients worldwide, who are typically physicians, laboratories or hospitals, either directly or through distributors. As of March 31, 2022, we believe we offer the broadest diagnostic testing portfolio for rare diseases, covering over 19,000 genes using over 10,000 different tests. In turn, the data collected from our diagnostics services and biomaterials allow us to continue to grow our repository and our CentoMD database.

We discontinued our COVID-19 business in the three months ended March 31, 2022:

●	COVID-19. While not a core business, due to its growth and financial significance in relation to our total activities, our COVID-19 business was managed and reported as a separate segment from the third quarter of 2020 to the first quarter of 2022. We started offering COVID-19 testing in March 2020. Our initial COVID-19 test was a molecular diagnostic test performed for the in vitro qualitative detection of RNA from the SARS-CoV-2 in oropharyngeal samples from presymptomatic probands according to the recommended testing by public health authority guidelines. It has also been validated in our CAP/CLIA/ISO certified analytical laboratory and has received Emergency Use Authorization (EUA) from the Food and Drug Administration (FDA) for use by authorized laboratories. The majority of these tests were performed in airport locations at the Frankfurt, Hamburg, Munich, Cologne/Bonn, Dusseldorf, and Berlin airports. Furthermore, tests were offered through collaborations with the state government and other companies. This segment was fully phased out in the first quarter of 2022 and is therefore presented as discontinued operations.

In the three months ended March 31, 2022, we received over 394,330 total test requests, of which 367,230 account for COVID-19 tests. Excluding the COVID-19 test requests, we received 27,100 test requests in the three months ended March 31, 2022, representing a 9.1% decrease as compared to the three months ended March 31, 2021 of 29,800 non-COVID-19 related test requests.

Our total revenue for the three months ended March 31, 2022 was €10,327 thousand, an increase of €346 thousand, or 3.5%, from €9,981 thousand for the three months ended March 31, 2021. Our pharmaceutical and diagnostics segments contributed 31.3% and 68.7%, respectively, of our total revenues for the three months ended March 31, 2022, as compared to 36.0% and 64.0% for the pharmaceutical and diagnostics segments, respectively, of our total revenues for the three months ended March 31, 2021. The number of test requests received by our pharmaceutical segment in the three months ended March 31, 2022 was 9,700, representing a decrease of 29.7% as compared to 13,800 test requests received in the three months ended March 31, 2021, due to sustained negative effects of the pandemic since the second quarter of 2020. Test requests received by our diagnostics segment in the three months ended March 31, 2022, was 16,300, representing an increase of 24.4% as compared to 13,100 in the three months ended March 31, 2021. The number of test requests received by our discontinued COVID-19 business in the three months ended March 31, 2022, was 367,230, compared to 852,200 in the three months ended March 31, 2021.

Since the inception of our business, our research and development has been substantially devoted to our biomarkers, knowledge-based platform and interpretation-based solutions. For the three months ended March 31, 2022, we incurred research and development expenses of €4,614 thousand, an increase of €279 thousand, or 6.4%, from €4,335 thousand for the three months ended March 31, 2021. We received 1,100 test requests for our internal research and development projects in the three months ended March 31, 2022, representing a decrease of 62% as compared to 2,900 test requests in the three months ended March 31, 2021.

For the three months ended March 31, 2022, our loss before taxes from continuing operations was €11,079 thousand, a decrease of €3,050 thousand, or 22%, from €14,129 thousand for the three months ended March 31, 2021.

Recent Developments

Effect of the COVID-19 Pandemic, and Discontinued Operations

The COVID-19 pandemic has spread worldwide and continues to cause many governments to maintain measures, such as quarantines, travel restrictions, closures of borders, and mandatory maintenance of physical distance between individuals to slow the spread of the outbreak. Since the second quarter of 2020, the COVID-19 pandemic resulted in a slowdown in our diagnostics and pharmaceutical businesses. As part of our initiative to assist local, national and international authorities, as well as other partners in their efforts to facilitate the earliest possible diagnosis of COVID-19 and thereby contribute to allowing society to return to a “new” normal, we commenced testing for COVID-19 in March 2020.

During the three months ended March 31, 2022, we continued the COVID-19 testing activities that started in 2020. There were no investments made in the COVID-19 business in the three months ended March 31, 2022. Total investments in the COVID-19 business as of December 31, 2021 amounted to €2,834 thousand, of which €2,480 thousand related to property, plant and equipment and €354 thousand to intangible assets. These investments have been fully depreciated and amortized as of March 31, 2022.

Total gross profit for our diagnostics and pharmaceutical segments combined increased by €104 thousand or 2.8% in the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. Gross profit for our COVID-19 business for the three months ended March 31, 2022 was €4,263 thousand representing a decrease of €6,169 thousand or of 59.1% as compared to €10,432 thousand for our former COVID-19 business in the prior year period. The decrease in gross profit within the COVID-19 business (which we report as a discontinued operation) is primarily due to the significant decline in COVID-19 testing orders.

At the end of the third quarter of 2021, management updated its long term outlook for the COVID-19 testing business, which led to management’s decision to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed and a laboratory in Hamburg would be closed. Similarly, we significantly ramped down COVID-19 related inventory levels to align with the needs of the remaining test sites and laboratories. As at March 31, 2022, all COVID-19 operations at testing sites had ceased as all COVID-19 testing site contracts expired in the first quarter of 2022.

Although we are taking a number of measures aimed at minimizing disruptions to our business and operations, the full extent to which the global COVID-19 pandemic may impact our business will depend on future developments, which are highly uncertain and cannot be predicted, such as the duration of the pandemic, its severity and strain mutations, the availability of vaccines, the probability of the occurrence of further outbreaks and the ultimate impact on the financial markets and the global economy, and could result in an unforeseen negative impact on our business and our future results of operations.

For further information, see “Note 7 – Discontinued operations” to our unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021.

Private Placement of Common Shares and Warrants

On January 31, 2022, we entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the purchasers named therein (the “Investors”) and a Warrant Agreement (the “Warrant Agreement”) with the Investors. Pursuant to the Securities Purchase Agreement and the Warrant Agreement, we agreed to sell to the Investors (i) an aggregate of 4,479,088 common shares at a price per share of $3.73, and (ii) warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of $7.72 (the “Warrants”), for aggregate gross proceeds of €15.0 million. The Warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. Refer to section “Liquidity and Capital Resources” below for further details.

Loan and Security Agreement

On January 31, 2022 (the “Closing Date”), Centogene N.V., Centogene GmbH, CentoSafe B.V. and Centogene US, LLC (together, the “Borrowers”), entered into a loan facility (the “Loan Facility”) with Oxford Finance LLC (“Oxford”) and the other financial institutions or entities from time to time parties to the Loan Facility (collectively, referred to as “Lenders”) and Oxford, in its capacity as collateral agent for itself and the Lenders (in such capacity, “Agent”). Under the Loan Facility, the Lenders agreed to make available to the Borrowers certain term loans in an aggregate principal amount of up to $45.0 million, subject to funding in two tranches as follows: (a) on the Closing Date, a loan in the aggregate principal amount of $25.0 million (the “Term A Loan”) and (b) on and after the Term B Milestone (as defined below) until the earlier of 60 days thereafter and July 31, 2023, a loan in the aggregate principal amount of $20.0 million (the “Term B Loan” and collectively with the Term A Loan, the “Term Loans”). The obligations of the Lenders to fund the Term B Loan are subject to our achievement of product revenues from our diagnostics and pharmaceutical services segments of at least $50.0 million calculated on a trailing twelve month basis as of the last day of any fiscal month (such achievement, the “Term B Milestone”). As security for the Borrowers’ obligations under the Loan Facility, the Borrowers granted the Lenders a first priority security interest on the Borrowers’ assets.

The maturity date of the Term Loans is January 29, 2027, with amortized payments commencing March 1, 2025 in 24 equal monthly payments. The Term Loans bear an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Group Benchmark Administration Limited (subject to a floor of 0.07%), based on a year consisting of 360 days. Refer to section “Liquidity and Capital Resources” below for further details.

Research and Development

Despite the disruption from the COVID-19 pandemic, we continued to expand our medical and genetic knowledge of rare genetic diseases, with the vision of shortening the diagnostics process for rare disease patients and accelerating the development of new orphan drugs.

As of March 31, 2022, our BioDatabank included approximately 680,000 individuals representing over 120 different countries and more than approximately 400,000 of dried blood spots cards stored in our own physical biobank which enables retrospective analysis for research consented samples. Whole Exome Sequencing (“WES”) data and Whole Genome Sequencing (“WGS”) data is available for approximately 90,000 and 15,000 individuals, respectively. Equally notable is our network of approximately 28,000 active physicians with whom we have been in contact in the last five years.

Leadership transition

On May 2, 2022, Volkmar Weckesser resigned from his duties as the Chief Information Officer effective as of May 3, 2022. On February 8, 2022, we announced the appointment of Jose Miguel Coego Rios as Executive Vice President of Finance & Legal and interim Chief Financial Officer. On June 27, 2022, we announced the appointment of Mr. Coego as Managing Director and Chief Financial Officer of the Company, effective June 22, 2022.

Geopolitical events

In reaction to the recognition of the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic by the Russian Federation, the following Russian invasion of the Ukraine on February 24, 2022 and the since-then ongoing war in the Ukraine, a number of countries (including the United States, United Kingdom and the European Union) imposed sanctions and other measures. Sanctions and other measures imposed until July 2022 against, among others, certain individuals as well as private and state-owned entities in Russia and Belarus, include asset freezes, exports controls through tariffs, taxation or bans of goods and commodities and energy embargos, including a ban by the United States of oil, gas and coal imports, financial sanctions and bans of foreign direct investments into Russia. Additional sanctions may be imposed.

Due to the war in Ukraine, there has been a significant increase in volatility on the securities and currency markets. It is expected that these events may affect the activities of Russian enterprises in various sectors of the economy and may have severe effects on macroeconomic developments in global and national markets due to spillovers and Russian counter measures, including on commodity markets and financial channels, contributing to supply chain disruptions and rising inflation. Although neither Centogene’s operations, supply chain, performance nor going concern basis has been significantly affected by the conflict, the impact of the conflict and its broader economic implications, such as higher costs of consumer goods, cannot be reliably quantified at this point in time.

Financial Operations Overview

Our revenue is principally derived from the provision of pharmaceutical solutions and diagnostic tests enabled by our knowledge and interpretation-based platform.

We expect our revenue to increase over time as we continue to expand our commercial efforts internationally with a focus on further growth in our pharmaceutical segment. Within our core business, we expect revenue from our diagnostics segment to grow in absolute terms but decrease as a percentage of total revenue if there is growth in our pharmaceutical segment.

Changes in revenue mix between our pharmaceutical and diagnostics segments can impact our results period over period. In general, the gross profit generated by our pharmaceutical segment is higher in comparison to our diagnostics segment.

Results of Operations

Three Months Ended March 31, 2022 Compared to Three Months Ended March 31, 2021

	For the three months ended
	March 31,
	2022	2021*

	(unaudited,
	€ in thousands)
Condensed consolidated statement of comprehensive loss:
Revenue	10,327	9,981
Cost of sales	6,450	6,208
Gross profit	3,877	3,773
Research and development expenses	4,614	4,335
General administrative expenses	7,906	11,596
Selling expenses	2,394	1,949
Impairment of financial assets	154	95
Other operating income	733	366
Other operating expenses	1	34
Operating loss	(10,459)	(13,870)
Changes in fair value of warrants	238	—
Interest and similar income	1	—
Interest and similar expenses	859	259
Financial costs, net	(620)	(259)
Loss before taxes from continuing operations	(11,079)	(14,129)
Income tax expenses	4	—
Loss for the period from continuing operations	(11,083)	(14,129)
Net income from discontinued operations, net of tax	4,601	9,240
Loss for the period	(6,482)	(4,889)
Other comprehensive income, all attributable to equity holders of the parent	94	121
Total comprehensive loss	(6,388)	(4,768)
Attributable to:
Equity holders of the parent	(6,415)	(4,803)
Non-controlling interests from continuing operations	—	—
Non-controlling interests from discontinued operations	27	35
	(6,388)	(4,768)

Net loss per share – Basic and diluted from (in €)
Continuing operations	(0.48)	(0.63)
Loss attributable to parent	(0.28)	(0.22)

* The comparative numbers have been re-presented as a result of the discontinued operations. Refer to “Note 7- Discontinued operations” to our unaudited interim condensed consolidated financial statements as of March 31, 2022 and December 31, 2021 and for the three months ended March 31, 2022 and 2021.

Revenue

Our total revenues for the three months ended March 31, 2022 were €10,327 thousand representing an increase of €346 thousand, or 3.5% as compared to the three months ended March 31, 2021.

The graphic below shows the number of test requests for the diagnostics, and pharmaceutical segments, as well as the number of test requests received for our internal research projects during the three months ended March 31, 2022 and 2021.

The breakdown of our revenue by segment was as follows:

	For the three months
	ended March 31,
	2022	2021

	(unaudited,
	€ in thousands)
Revenue by segment:
Pharmaceutical	3,235	3,598
Diagnostics	7,092	6,383
Total Revenue	10,327	9,981

Revenues from Pharmaceutical segment

Revenues from our pharmaceutical segment were €3,235 thousand for the three months ended March 31, 2022, a decrease of €363 thousand, or 10%, from €3,598 thousand for the three months ended March 31, 2021. Our partnership agreements are structured on a fee-per-sample basis, milestone basis, fixed fee basis, or a combination thereof. The 10% decrease was primarily due to the impact of the COVID-19 pandemic, which slowed the clinical studies of our pharmaceutical partners.

During the three months ended March 31, 2022, we entered into five new collaborations and successfully completed 8 collaborations resulting in a total of 42 active collaborations at March 31, 2022, compared to 45 active collaborations at December 31, 2021 and 55 active collaborations as of March 31, 2020. Revenues from our new collaborations totaled €31 thousand for the three months ended March 31, 2022 with no upfront payments.

The graphs below show our revenues for the three months ended March 31, 2022 and 2021, resulting from our collaborations with our pharmaceutical partners, split between drug development stages:

During the three months ended March 31, 2022, revenues from one pharmaceutical partner represented 19.0% of our total revenue, as compared to 30.5% for the three months ended March 31, 2021.

Revenues from Diagnostics segment

Revenues from our diagnostics segment were €7,092 thousand for the three months ended March 31, 2022, an increase of €709 thousand, or 11%, from €6,383 thousand for the three months ended March 31, 2021. We received approximately 16,300 test requests in our diagnostics segment during the three months ended March 31, 2022, representing an increase of approximately 24.4% as compared to approximately 13,100 test requests received for the three months ended March 31, 2021.

For the three months ended March 31, 2022 and 2021, our total diagnostic segment revenues were split amongst our primary testing products as follows:

The increase in revenues was primarily related to an increase in test requests for WES and WGS during the three months ended March 31, 2022. Total revenues from WES and WGS for the three months ended March 31, 2022 amounted to €3,726 thousand, representing an increase of 18% as compared to €3,159 thousand for the three months ended March 31, 2021. The total number of WES and WGS test requests received in the diagnostics segment for the three months ended March 31, 2022 was approximately 5,467, representing an increase of 37% as compared to approximately 4,000 test requests received for the three months ended March 31, 2021.

Revenue by geographical region

The breakdown of our revenue from all of our segments, in the aggregate, by geographical region was as follows:

	For the three months
	ended March 31,
	2022	2021

	(unaudited,
	€ in thousands)
Revenue by geographical region:
Europe	1,439	1,363
of which: Germany	78	53
of which: Netherlands	7	2
Middle East	4,091	4,164
North America	3,770	3,869
Latin America	729	425
Asia Pacific	298	160
Total Revenue	10,327	9,981

In cases where our pharmaceutical partners are developing a new rare disease treatment, we generally anticipate that the final approved treatment will be made available globally. As a result, we allocate the revenues of our pharmaceutical segment by geographical region by reference to the location where each pharmaceutical partner mainly operates, which is based on the region from which most of their revenues are generated. The allocation of revenues in our diagnostics segment is based on the location of each customer.

Our North America region contributed €3,770 thousand to revenues for the three months ended March 31, 2022, a decrease of €99 thousand, or 2.6%, from €3,869 thousand for the three months ended March 31, 2021, primarily driven by the decrease in revenues from our pharmaceutical segment, of which over 97.2% are allocated to the North America region. Revenues from the North America region represented 36.5%, of our total revenues for the three months ended March 31, 2022, as compared to 38.8% for the three months ended March 31, 2021.

Our Middle East region contributed €4,091 thousand to revenues for the three months ended March 31, 2022, a decrease of €73 thousand, or 1.8%, from €4,164 thousand for the three months ended March 31, 2021. This revenue decrease was primarily attributable to the decrease in diagnostic sales in the region.

Our Europe region contributed €1,439 thousand to revenue for the three months ended March 31, 2022, an increase of €76 thousand, or 6%, from €1,363 thousand for the three months ended March 31, 2021. This increase was mainly driven by an increase in our diagnostic sales in the region.

Cost of Sales

Cost of sales increased by €242 thousand, or 3.9%, to €6,450 thousand for the three months ended March 31, 2022, from €6,208 thousand for the three months ended March 31, 2021. Cost of sales for the three months ended March 31, 2022 represented 62.5% of total revenue, representing an increase of 0.3 percentage points as compared to 62.2% for the three months ended March 31, 2021.

Cost of sales incurred by our pharmaceutical and diagnostics segments for the three months ended March 31, 2022 represented 57.0% and 64.9% of revenues from the respective segments, a decrease of 3.4 percentage points and an increase of 1.7 percentage points, respectively, as compared to 60.4% and 63.2%, respectively, for the three months ended March 31, 2021. The decrease in our pharmaceutical segment was mainly due to operational efficiency improvements and product mix which resulted in lower consumable costs. The cost incurred in the diagnostics segment is relatively consistent between the three months ended March 31, 2022 and March 31, 2021.

Gross Profit

As a result of the above factors, our gross profit increased by €104 thousand, or 2.8%, to €3,877 thousand for the three months ended March 31, 2022, from €3,773 thousand for the three months ended March 31, 2021.

Research and Development Expenses

Research and development expenses increased by €279 thousand, or 6.4%, to €4,614 thousand for the three months ended March 31, 2022, from €4,335 thousand for the three months ended March 31, 2021. The increase is mainly driven by the increased efforts on clinical studies, biomarker research and IT expenses incurred on the enhancements of internally generated software that do not qualify for capitalization.

General Administrative Expenses

General administrative expenses decreased by €3,690 thousand, or 31.8%, to €7,906 thousand for the three months ended March 31, 2022 compared to €11,596 thousand incurred for the three months ended March 31, 2021, principally due to the reduction in personnel costs, share-based compensation expense and expenditure on IT support.

Personnel costs decreased by €3,851 thousand to €721 thousand for the three months ended March 31, 2022 compared to €4,572 thousand incurred for the three months ended March 31, 2021 due to cost savings driven by the restructuring that occurred at the end of the fourth quarter of 2021 and the true-up impact of share-based compensation expenses recognized in previous periods resulting from the updated estimate of vested options and RSUs granted to René Just and Andrin Oswald. The options and RSUs for René Just were forfeited during the quarter ended March 31, 2022 upon his resignation while the options and RSUs for Andrin Oswald were forfeited at the end of April 2022 based on the termination contract as signed during the quarter ended March 31, 2022. The share-based compensation expenses recognized for these forfeited awards in the previous periods, in the amount of €2,954 thousand, were derecognized under personnel expenses in general administrative expenses.

Selling Expenses

Selling expenses for the three months ended March 31, 2022 were €2,394 thousand, representing an increase of €445 thousand, or 22.8% as compared to €1,949 thousand for the three months ended March 31, 2021. The increase for the three months ended March 31, 2022 was principally due to increases in sales and marketing personnel costs within the pharmaceutical segment.

Impairment of Financial Assets

Impairment expenses for financial assets for the three months ended March 31, 2022 were €154 thousand, compared to €95 thousand for the three months ended March 31, 2021. The impairment recorded at March 31, 2022 was related to the re-assessment of the receivables and contract assets arising from contracts with customers.

Other Operating Income / (Expenses)

Other operating income increased by €367 thousand, or 100.3%, to €733 thousand for the three months ended March 31, 2022, from €366 thousand for the three months ended March 31, 2021, principally due to higher grant income released during the period.

Other operating expenses which relate to currency losses decreased by €33 thousand, or 97.1% to €1 thousand in the three months ended March 31, 2022, compared to the three months ended March 31, 2021.

Interest and Similar Income / (Expenses)

Net financial costs increased by €361 thousand to €620 thousand for the three months ended March 31, 2022, from €259 thousand for the three months ended March 31, 2021, principally due to interest paid on the Oxford Loan Facility of €668 thousand and partially offset by a reduction in fair value of warrants liability amounting to €238 thousand in the three months ended March 31, 2022.

Loss Before Taxes from Continuing Operations

As a result of the factors described above, our loss before taxes from continuing operations for the three months ended March 31, 2022 was €11,079 thousand, representing a decrease of €3,050 thousand from a loss before taxes from continuing operations of €14,129 thousand for the three months ended March 31, 2021.

Segment Adjusted EBITDA

We evaluate segment performance based on segment results and measure it with reference to Adjusted EBITDA. Adjusted EBITDA is a financial measure which is not prescribed by IFRS, which we define as income/loss before financial costs (net), taxes, and depreciation and amortization (including impairments), adjusted to exclude corporate expenses as well as share-based payment expenses. Our Segment Adjusted EBITDA is as follows:

	For the three months
	ended March 31,
	2022	2021

	(unaudited,
	€ in thousands)
Segment Adjusted EBITDA:
Pharmaceutical	1,099	1,497
Diagnostics	812	1,054
Total Segment Adjusted EBITDA	1,911	2,551

Adjusted EBITDA from our pharmaceutical segment for the three months ended March 31, 2022 was €1,099 thousand representing a decrease of €398 thousand, as compared to €1,497 thousand for the three months ended March 31, 2021. The decrease was primarily attributable to the decrease in revenues from the pharmaceutical segment.

Adjusted EBITDA from our diagnostics segment for the three months ended March 31, 2022, was €812 thousand, a decrease of €242 thousand as compared to €1,054 thousand for the three months ended March 31, 2021. The decrease is mainly due to expected credit losses from financial assets of €146 thousand recognized for the three months ended March 31, 2022, compared to €95 thousand for the three months ended March 31, 2021.

Profit from Discontinued Operations

Discontinued operations represents our COVID-19 business. Due to increased vaccination rates and further relaxation of COVID-19 related restrictions, the number of COVID-19 test order intakes decreased significantly at the end of the third quarter of 2021. As a result, we updated our long term outlook for the COVID-19 business, which led to a decision by our management to initiate a wind down process in which lease contracts at unprofitable COVID-19 testing sites would not be renewed. As at March 31, 2022, operations at all COVID-19 testing sites has ceased. We have no intentions of renewing any of the COVID-19 testing site leases and have abandoned the COVID-19 business line.

Revenues from COVID-19 business

Revenues generated from our COVID-19 business for the three months ended March 31, 2022 amounted to €19,463 thousand as compared to €54,979 thousand for the three months ended March 31, 2021. We received 367,230 requests for our COVID-19 tests in the three months ended March 31, 2022 as compared to 852,200 in the three months ended March 31, 2021. During the three months ended March 31, 2022, revenues from one COVID-19 testing partner represented 66.3% of total COVID-19 revenues compared to 5.4% for the three months ended March 31, 2021

Cost of Sales

Cost of sales incurred by our COVID-19 business for the three months ended March 31, 2022 represent 78.1%, of the revenues from the business, representing a decrease of 2.9 percentage points as compared to 81.0% for the three months ended March 31, 2021. The decrease in the cost of sales to revenue percentage is primarily due to reduction in committed fixed overhead costs.

Adjusted EBITDA

Adjusted EBITDA from our COVID-19 business for the three months ended March 31, 2022 was €6,106 thousand as compared to €10,167 thousand for the three months ended March 31, 2021. The decrease for the three months ended March 31, 2022, was driven by the reduction in COVID-19 test order intakes.

Liquidity and Capital Resources

Our cash requirements are principally for working capital and capital expenditures of all our businesses, including expansions and improvements to our laboratory facilities, technology infrastructure and research and development activities. In fiscal year 2022 and beyond, we anticipate that our capital expenditures in our rare disease business will increase from prior periods as we continue our research and development efforts. Historically, our main source of liquidity has been our secured loans, municipal loans and government funding of research programs, and proceeds from equity offerings.

Pursuant to the Securities Purchase Agreement and the Warrant Agreement the Company received €15.0 million in exchange for the issuance of an aggregate of 4,479,088 common shares at a price per share of USD3.73 and warrants initially exercisable for the purchase of up to an aggregate of 1,343,727 additional common shares at an initial exercise price per common share of USD7.72. The warrants are exercisable immediately as of the date of issuance and will expire on December 31, 2026. The Company initially recognized the warrants as financial derivative liabilities at fair value, in the amount of €2.9 million on the statement of financial position. As of March 31, 2022, the Company remeasured the fair value of the warrants and recognized €238 thousand income for the three months ended March 31, 2022 in the unaudited interim condensed consolidated statement of comprehensive loss.

On January 31, 2022, the Company drew down USD25.0 million (€22.3 million) from the Loan Facility. Under the Loan Facility, the Company will also have access to a second tranche of USD20.0 million (€17.9 million) upon achievement prior to July 31, 2023, of product revenue from our diagnostics and pharmaceutical services segments of at least USD50.0 million (€44.7 million) calculated on a trailing twelve month basis as of the last day of any fiscal month. The Loan Facility also includes covenants such that the Company is required to maintain product revenue, calculated as of the last day of each fiscal quarter and on a trailing twelve month basis as of such date, of at least EUR 30.0 million for any fiscal quarter prior to obtaining the second tranche and €40.0 million for any fiscal quarter on or after obtaining the second tranche. Both tranches mature on January 29, 2027 with amortized repayments commencing March 1, 2025. The loans extended under the Loan Facility bear monthly interest payments at an interest rate of 7.93% per annum plus the 1-month CME Term SOFR reference rate as published by the CME Company Benchmark Administration Limited (subject to a floor of 0.07%). The amount of the liabilities recognized on the statement of financial position, after reducing the transaction cost amount of €731 thousand, was €21.7 million on the date of recognition. As of March 31, 2022, the fair value amount for the Loan Facility was €21.8 million.

At any time following the Closing Date, the Borrowers may prepay an amount of not less than all of the then outstanding principal balance and all accrued and unpaid interest on the Term Loans, subject to at least fifteen days’ prior written notice to the Agent and the payment of a prepayment fee equal to (x) if made on or prior to the first anniversary of the Closing Date, 3.0% of the principal amount being prepaid, (y) if made after the first anniversary of the Closing Date but on or prior to the second anniversary of the Closing Date, 2.0% of the principal amount being prepaid and (z) otherwise, 1.0%.

The Loan Facility contains customary affirmative covenants, negative covenants and events of default, including covenants and restrictions that, among other things, require the Borrowers to satisfy a financial covenant, restrict Borrowers’ ability to transfer cash to their subsidiaries, and in certain circumstances restrict the ability of the Borrowers to incur liens, incur additional indebtedness, engage in mergers and acquisitions, make distributions or make asset sales without the prior written consent of Lenders.

Our financial condition and liquidity are and will continue to be influenced by a variety of factors, including our ability to continue to generate cash flows from our operations, our capital expenditure requirements, the impact of the COVID-19 pandemic on financial markets and the global economy.

Our known material liquidity needs for periods beyond the next twelve months are described below under “Contractual Obligations and Commitments”. We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for more than 12 months.

Comparative Cash Flows

The table below summarizes our consolidated statement of cash flows for the three months ended March 31, 2022 and 2021:

	For the three months
	ended March 31,
	2022	2021

	(unaudited,
	€ in thousands)
Consolidated statement of cash flows:
Thereof cash flow (used in) continuing operating activities	(12,735)	(8,720)
Thereof cash flow from discontinued operating activities	2,835	8,962
Thereof cash flow (used in) continuing investing activities	(123)	(1,526)
Thereof cash flow (used in) / from discontinued investing activities	575	(1,770)
Thereof cash flow from continuing financing activities	34,705	394
Thereof cash flow (used in) discontinued financing activities	(409)	(275)
Net decrease in cash and cash equivalents	24,848	(2,935)
Cash and cash equivalents at the beginning of the period	17,818	48,156
Cash and cash equivalents at the end of the period	42,666	45,221

Operating Activities

Our cash flow used in operating activities primarily relates to changes in the components of our working capital, including cash received from our pharmaceutical partners, diagnostics clients, discontinued COVID-19 business and payments made to our suppliers.

Continuing operating activities

For the three months ended March 31, 2022, cash flow used in operating activities was €12,735 thousand, an increase of €4,015 thousand as compared to cash flow used in operating activities of €8,720 thousand for the three months ended March 31, 2021. The increase in cash usage was driven mainly by repayments of trade payables and other liabilities.

Discontinued operating activities

For the three months ended March 31, 2022, cash flow generated from operating activities was €2,835 thousand, a decrease of €6,127 thousand as compared to cash flow generated from operating activities of €8.962 thousand for the three months ended March 31, 2021. This change was mainly due to the decrease in COVID-19 order intakes.

Investing Activities

Our cash flow used in investing activities consists of investments in intangible assets, property, plant and equipment.

Continuing investing activities

For the three months ended March 31, 2022, cash flow used in investing activities was €123 thousand, as compared to cash flow used of €1,526 thousand from investing activities for the three months ended March 31, 2021. The decrease was mainly due to a reduction in capital expenses related to biomarker development and other self-developed intangibles.

Cash used in investment activities in our rare disease business includes mainly costs incurred in the development of new products and solutions, and the development of our IT driven and interpretation-based solutions. It also includes investment in property, plant and equipment used in the laboratories and other business operations.

Discontinued investing activities

For the three months ended March 31, 2022, cash flow generated from investing activities was €575 thousand, as compared to cash flow used of €1,770 thousand from investing activities for the three months ended March 31, 2021. The cash flow generated from investing activities for the three months ended March 31, 2022 relates to cash received from sales of COVID-19 related property, plant and equipment. The cash used in the prior year related to investments made in respect of COVID-19 testing of €1,770 thousand, of which €1,416 thousand was included in property, plant and equipment and €354 thousand related to the development of the Corona Test Portal.

Financing Activities

Our cash flow generated from and used in financing activities primarily relates to the Oxford Loan Facility and financial lease liabilities during the three months ended March 31, 2022.

Continuing financing activities

For the three months ended March 31, 2022, cash generated from financing activities was €34,705 thousand, an increase of €34,311 thousand as compared to cash flow generated of €394 thousand for the three months ended March 31, 2021. The increase was primarily driven by additional shares issued to certain investors and the drawdown of the Oxford Loan Facility which contributed €33,753 thousand in aggregate.

Discontinued financing activities

For the three months ended March 31, 2022, cash flow used in financing activities was €409 thousand, an increase of €134 thousand as compared to cash flow used in financing activities of €275 thousand for the three months ended March 31, 2021. The cash flow used in financing activities for the three months ended March 31, 2022 relates to payments of financial lease liabilities.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Contractual Obligations and Commitments

The table below presents the residual contractual terms of the financial liabilities and commitments, including estimated interest payments. The figures are undiscounted gross amounts, including estimated interest payments and interest on undrawn loan funds as of March 31, 2022, but without showing the impact of offsetting.

	Total		Between 1	Between 3
	contractual	Less than	and	and	More than
	cash flow	1 year	3 years	5 years	5 years

Secured bank loans	31,202	2,127	5,529	23,546	—
Bank overdraft	3,273	3,273	—	—	—
Lease liabilities (1)	26,899	3,702	5,704	5,025	12,468
Trade payables and purchase obligations	9,023	9,023	—	—	—
Total	70,397	18,125	11,233	28,571	12,468

(1)	Lease liabilities include leases related to lease contracts for land and buildings, offices, as well as various items including motor vehicles and other equipment which are accounted for according to IFRS 16, and measured at the present value of lease payments over the lease term at the commencement date of the leases.

Lease liabilities also include cash flows in relation to the expansion of our Rostock headquarters. The future lease payments and utilities for these non-cancellable lease contracts are €113 thousand within one year, €2,373 thousand within five years and €4,056 thousand thereafter as at March 31, 2021.

Critical Accounting Policies and Estimates

There have been no material changes to the critical accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our Annual Report other than the following:

Discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. A component also qualifies for presentation as a discontinued operation when activities are ultimately ended (abandoned). Non-current assets and disposal of companies are not classified as assets held for sale if their carrying amount is to be recovered through continuing use.

Warrants

Warrants are classified as equity to the extent that they confer the right to purchase a fixed number of shares for a fixed exercise price. In the event that the exercise price or the numbers of shares to be issued are not deemed to be fixed, the warrants are classified as a non-current derivative financial liability. Warrants entitle the holder to purchase one common share of the Company at an exercise price of $7.72 per share and can be settled for a fixed number of the Company's underlying common shares. Since the exercise price of the warrants are determined in US dollars which is different from the Company’s functional currency, warrants are classified as liabilities. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value through profit and loss at each reporting date.

JOBS Act Exemption

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (November 6, 2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our common shares held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the heading “Risk Factors” in our Annual Report filed with the SEC on March 31, 2022. These risks and uncertainties include factors relating to:

•      our ability to generate cash from operations and attract financing;

•      our strategic restructuring initiative and the related restructuring costs;

•      our ability to effectively manage our future growth and to execute our business strategy;

•      our ability to generate sufficient revenue from our relationships with our pharmaceutical partners and clients, and to otherwise maintain our current relationships, or enter into new relationships, with pharmaceutical partners and clients;

•      the effects of the COVID-19 pandemic on our business, financial position and results of operations;

•      economic, political or social conditions and the effects of these conditions on our pharmaceutical partners’ and diagnostics clients’ businesses and levels of business activity;

•      our expectations for our products and solutions achieving commercial market acceptance, and our ability to keep pace with the rapidly evolving industry in which we operate;

•      our assumptions regarding market size in the rare disease industry and our growth potential;

•      our pharmaceutical partners’ and clients’ need for rare disease information products and solutions and any perceived advantage of our products over those of our competitors;

•      our ability to manage our international expansion, including our exposure to new and complex business, regulatory, political, operational, financial, and economic risks, and numerous and conflicting legal and regulatory requirements;

•      our continued reliance on our senior management team, in particular our CEO, and other qualified personnel and our ability to retain such personnel;

•      our ability to obtain, maintain, protect and enforce sufficient patent and other intellectual property protection for any products or solutions we develop and for our technology;

•      the ongoing protection of our trade secrets, know-how, and other confidential and proprietary information;

•      our ability to remediate our material weakness on internal control over financial reporting;

•      general economic, political, demographic and business conditions in North America, the Middle East, Europe and other regions in which we operate;

•      changes in government and industry regulation and tax matters;

•      our continued ongoing compliance with covenants linked to financial instruments;

•      other factors that may affect our financial condition, liquidity and results of operations; and

•      other risk factors discussed under “Item 3. Key Information—D. Risk Factors” in our Annual Report.

You should refer to the section in our Annual Report titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements included herein or incorporated by reference herein will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.